DatChat, Inc.

65 Church Street, 2nd Floor

New Brunswick, NJ 08901

January 12, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celeste M. Murphy, Assistant Director

Re:	DatChat - Request for Qualification Offering Statement on Form 1-A File No. 024-10613

Dear Ms. Murphy,

We respectfully request that the above referenced Offering Statement on Form 1-A for DatChat, Inc., a Nevada corporation, be declared qualified by the Securities and Exchange Commission at 9:00 AM Eastern Time on Wednesday, January 18, 2017.

Very truly yours,

By:	/s/ Darin Myman
Darin Myman Chief Executive Officer